UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Green Energy Management Services Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39304E100
(CUSIP Number)

381 Teaneck Road, Suite 3
Teaneck, NJ 07666
(201) 530-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39304E100

(1)	NAMES OF REPORTING PERSONS:

Ronald P. Ulfers, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	(7)	SOLE VOTING POWER: 23,859,803
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER: 0
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER: 23,859,803
REPORTING
PERSON WITH:	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,859,803(1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%

(14)	TYPE OF REPORTING PERSON: IN
___________________________________
(1)
2,000,000 shares and 21,859,803 shares of common stock of Green Energy Management Services Holdings, Inc. are held directly by RPU Services LLC (“RPU”) and Mountain Construction Advisors LLC (“MCA”), respectively. Mr. Ulfers, Jr. is the sole member of each of RPU and MCA, and in such capacity, Mr. Ulfers, Jr. has the sole voting and dispositive power over the shares held directly by RPU and MCA.

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001, of Green Energy Management Services Holdings, Inc., a Delaware corporation (the “Company”), with its principal executive office located at 381 Teaneck Road, Suite 3, Teaneck, New Jersey 07666.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this Schedule 13D (the “Schedule 13D”) is Ronald P. Ulfers, Jr., who is hereinafter sometimes referred to as the “Reporting Person.”  On April 6, 2011, Mr. Ulfers, Jr. was appointed as the Chairman, President and Chief Executive Officer and elected as a director of the Company. Mr. Ulfers, Jr.’ business address is c/o Green Energy Management Services Holdings, Inc., 381 Teaneck Road, Suite 3, Teaneck, New Jersey 07666.

During the past five years, Mr. Ulfers, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Ulfers, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Ulfers, Jr. is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is the sole member of RPU and MCA. Prior to the Reporting Person’s appointment as the Chairman, President and Chief Executive Officer and a director of the Company, RPU acquired 2,000,000 shares of the Company’s common stock for $100,000 and MCA acquired 21,859,803 shares of the Company’s common stock from a certain stockholder of the Company for prior considerations.

ITEM 4. PURPOSE OF TRANSACTION.

All of the securities of the Company beneficially acquired by the Reporting Person through RPU and MCA were acquired for investment, and the acquisitions of the common stock of the Company were made in the ordinary course of business and not for the purpose of acquiring control of the Company. Future acquisitions of securities of the Company by the Reporting Person, RPU and/or MCA, if any, will depend, among other things, on market and economic conditions, the Reporting Person’s overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Person or RPU or MCA will acquire additional securities of the Company. In addition, in connection with this appointment as the Chairman, President and Chief Executive Officer and election as a director of the Company, the Reporting Person may receive additional shares of the Company’s common stock from certain stockholders of the Company, as consideration for his agreement to serve in such position. The Reporting Person reserves the right to change his current plans and intentions, which may include a decision not to acquire additional securities of the Company, or to sell some or all of the Company’s common stock in the open market, in private transactions, or otherwise.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction; such as a merger reorganization or liquidation involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change of the present board of directors or management of the Company including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(g)	Causing the Company’s common stock to be delisted from the Over-The-Counter Bulletin Board;
(h)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(i)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person has beneficial ownership of 23,859,803 shares of the issued and outstanding common stock of the Company. Such stock represents beneficial ownership of approximately 5.4% of the total issued and outstanding shares of the Company’s common stock based on 443,777,432 shares of the issued and outstanding common stock of the Company as of March 28, 2011, as reported by the Company in its Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission on March 31, 2011. Mr. Ulfers, Jr. is the sole member of each of RPU and MCA, which directly own 2,000,000 shares and 21,859,803 shares, respectively, of the common stock of the Company.

(b)
The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the common stock of the Company beneficially owned by the Reporting Person in his capacity as the sole member of RPU and MCA.

(c)	The Reporting Person has not effectuated any transaction in the common stock of the Company during the past 60 days prior to the date hereof.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than set forth in Item 4 of this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any officers and directors of the Company or any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2011

By: /s/ Ronald P. Ulfers, Jr.
Name: Ronald P. Ulfers, Jr.